Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800

direct dial number (212) 818-8696 email address srosenberg@graubard.com

January 6, 2006

VIA FACSIMILE

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CEA Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed December 13, 2005

File No. 333-129314

Dear Mr. Reynolds:

On behalf of CEA Acquisition Corporation (“Company”), we respond as follows to the Staff’s comment letter dated December 28, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Duc Dang. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Prospectus Cover page

1.	We note your response to prior comment four of our letter dated November 30, 2005. We also note that while the Signing Shareholders, who constitute a majority of the issued and outstanding shares of etrial have already made an investment decision and have approved the transaction, approximately 48 percent of etrials’ common stock holders have not voted on the merger. Please disclose the basis upon which CEA has determined that it may register the offer and sale of the shares to be issued to the Signing Shareholders consistently with the Securities Act of 1933 and section 5 thereof in particular. Additionally, address the basis upon which the CEA common stock and warrants can be offered and issued to the non-Signing Shareholders consistently with section 5.

Rule 145(a)(2), promulgated under the Securities Act of 1933 (“Securities Act”), covers a statutory merger or consolidation or similar plan of acquisition in which securities of one corporation will be exchanged for those of another corporation. Rule 145 provides that affiliates of the target company are deemed to be underwriters, and pursuant to subpart (d), those persons and entities are restricted in their ability to dispose of shares acquired in a transaction under Rule 145 to the sale limitations and requirements of Rule 144, promulgated under the Securities Act.

Form S-4, under General Instruction A, provides that the form may be used for transactions specified in paragraph (a) of Rule 145.

The Company’s acquisition of etrials is a merger transaction of the type identified under Rule 145(a)(2), and therefore the Company may use Form S-4 to register the shares to be issued in the transaction to both the Signing Stockholders (as previously defined) and non-Signing Stockholders.

The Signing Stockholders will be deemed to be affiliates under Rule 145 and therefore underwriters. Accordingly, under subpart (d), because they will be deemed underwriters, they will receive restricted securities despite the fact that the securities are registered on the Form S-4. Moreover, these persons have entered into lock-up agreements not to sell the securities received in the merger transaction until after February 19, 2007.

As previously indicated, the beneficial holders of etrials other than the Signing Stockholders are numerous, over 250 persons and entities, and we believe they include more than 35 non-accredited persons. Therefore, no private placement exemption would be available to the Company and the issuance of securities to the non-Signing Stockholders must be registered.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

We believe that the objective of Rule 145 was to permit an acquiring company to effect some manner of a lock up of “insiders” of the target, register their shares and those of the other target shareholders to avail the issuer of a legal means of issuing the shares, but ultimately deny the “insiders” the advantage of the registered shares. Otherwise, issuers would have no ability, in mergers and similar transactions, to issue securities where there is a multitude of shareholders of the target and no ability to ascertain if a private placement is possible because of the investment character of the recipients.

Although the staff of the SEC has raised concerns about the status of shares as to which voting commitments in favor of a merger have been obtained in negotiated acquisitions prior to the filing of a Form S-4 registration statement, it has been a traditional practice in order to increase the likelihood that the transaction will be approved by the target. The Staff has recognized this traditional practice and permits shares of major shareholders, directors and key employees subject to voting commitments to be included in the From S-4, at least in the case of transactions involving public companies or companies for which the acquisition could not be done as a private offering. See Current Issues and Rule Making Projects, SEC Division of Corporate Finance, November 14, 2000, Section VIII, Subpart 9 (third paragraph – relating to lock up agreements in merger context).

As an alternative, we also suggest that the investment decision of the Signing Shareholders is not complete at this time. In the March 31, 2001 Quarterly Update to the November 14, 2000 Current Issues and Rule Making Projects outline, in Section VIII, Subpart “Private Equity Lines with Registered Resales,” the Staff discusses when an investment decision is complete based on an investment contract. The Staff poses a number of questions and answers, several of which are instructive in the Company—etrials situation. The Staff first asks whether or not there is a completed investment decision when there is an irrevocable, binding agreement to purchase securities and answers that if it is not irrevocable, then the investment decision is not final. We contend that there are a number of significant conditions to closing that must be met by both parties, many of which are in each of their respective control, that takes the merger agreement outside the possibility of being an irrevocable investment decision. Some of those conditions are the Company obtaining shareholder approval, the registration statement for the issuance of the shares by the Company being effective, a limitation on the exercise of appraisal rights to 5% of the etrials securities, a limitation on the exercise of conversion rights of the Company shareholders, continued public quotation of the Company’s securities, continued compliance with SEC reporting requirements, obtaining opinions, obtaining director and officer insurance in the amount of not less than $10,000,000, and obtaining fairness opinions in form and substance satisfactory to both the Company and etrials (which latter condition has since been satisfied). More telling perhaps is the third question posed by the Staff in which it answers with a number of points that take an agreement out of the possibility of being an irrevocable decision. The first of those points is that if the agreement permits the investor the right to acquire additional securities, it is not an irrevocable investment decision. In the Company transaction, the Signing Shareholders have additional warrants that may be exercised before the closing

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

which will result in them receiving additional shares as part of the merger consideration. There is the potential for the Company to have to issue up to 957,548 additional shares in the merger. Also the third of those points is that an agreement is not a final investment decision when the agreement has termination provisions that have the effect of causing the investor to no longer be irrevocably bound to purchase the securities. The Company’s merger agreement has extensive termination provisions, including with reference to the conditions stated above. Therefore, for the foregoing reasons, we believe that the registration of the Signing Stockholders shares on Form S-4 was appropriate.

Questions and Answers about the Proposal, page 8

2.	Please revise to include a question and answer to address any limitation on the amount of etrials shareholders that could seek appraisal rights.

We have revised the section entitled “Questions and Answers” on page 13 of the prospectus to address that there is no legal limitation on the amount of etrials shareholders that could seek appraisal rights, but as a contractual condition to the consummation of the merger, if holders of more than 5% of the shares of any etrials’ common stock, Series A preferred stock and Series B preferred stock outstanding immediately before the closing exercise their appraisal rights pursuant to Section 262 of the DGCL, each of CEA and etrials have the option to terminate the merger.

Summary of the Proxy Statement/Prospectus page 17

3.	We note your response to prior comment 13. In the related transactions disclosure, please revise to identify the “certain” shareholders that are party to the voting agreement. The identification of the certain shareholders will allow investors to further understand the interest of the parties possibly endorsing the merger.

We have revised the section entitled “Certain Relationships and Related Transactions” on page 146 of the prospectus to identify the “certain” shareholders that are party to the voting agreement.

Special Meeting of CEA Stockholders, page 49

4.	We note your response to prior comment 34. We note that while broker non-votes and abstentions have the same effect as voting against the merger, such actions or inactions will prevent your shareholders from exercising their conversion rights. Please revise to include a risk factor and include a brief statement in the question and answer section to clarify that an “affirmative” vote is required in order to exercise the conversion rights.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

We have indicated on page 13 of the prospectus that if the Company’s stockholders wish to exercise their conversion rights, they must affirmatively vote against the merger proposal and at the same time demand that the Company convert their shares into cash. We have revised the section entitled “Risk Factors” on page 47 of the prospectus to include a risk factor indicating that the Company’s stockholders must affirmatively vote against the merger in order to exercise their conversion rights and that if such stockholders fail to vote or abstain from voting, they may not exercise such rights.

5.	We note your response to prior comment 37 that the disclosure regarding the payment to Morrow &, Co. is not material to investors. Disclosure of the fee and whether or not management will have to bear these fees if the merger is not completed is material to an investor’s understanding of the interests of management in this transaction. Please revise to disclose the fee and source of payment.

We have disclosed in the section “Special Meeting of CEA Stockholders – Proxy Solicitation Costs” on page 53 of the prospectus to indicate that the fee to be paid to Morrow & Co., Inc. is approximately $7,500, of which $5,000 has been paid to date, and that the Company will bear these fees if the merger is not completed. In the event that the Company is unable to bear such fees, J. Patrick Michaels, Jr., chairman of the board and chief executive officer of CEA, and Robert Moreyra, executive vice president and a member of the board of directors of CEA, will be personally liable to pay such fees if Morrow & Co., Inc. should bring a claim against the trust fund. We have added disclosure to this effect as well on page 53 of the prospectus.

The Merger Proposal, page 56

6.	We note your response to prior comment 38. The additional disclosure on page 56 does not discuss the timeline involved with the introduction of etrials. Please revise to disclose when American Fund Advisor and EarlyBird became aware of etrials’ need for raising capital.

We have revised the section entitled “The Merger Proposal – Background of the Merger” on page 56 of the prospectus to indicate that American Fund Advisor and EarlyBirdCapital, Inc. became aware of etrials’ desire to merger with a public company in March 2005 and May 2005, respectively.

7.	On page 58, please revise to clarify the disclosure that the increase in revenues was a result of “the increase to 107 contracts from 182 contracts in our contract backlog.” This appears to be an error. Please revise to correct or advise.

We have revised the disclosure in the section entitled “Merger Proposal” on page 58 of the prospectus to reflect the increase from 82 contracts.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Merger Agreement, page 70

8.	We note the additional disclosure on page 70 regarding the shares allocated to etrials warrant holders used to induce them into exercising their warrants before the merger. Please revise to clarify if any of these warrant holders are five percent beneficial owners or are related to etrials. This arrangement would cause the current etrials shareholders to experience further dilution since the number of shares issued to them in the aggregate is still 7,400,000 while the number of etrials’ shares have increased. Please revise to fully discuss this dilution so that etrials’ shareholders who are contemplating their appraisal rights can have a full understanding of the surrounding circumstances.

We have disclosed in the section entitled “Merger Agreement” on page 70 of the prospectus the warrant holders who are 5% shareholders. We have also revised this section to fully discuss the dilutive effect of the arrangement with warrantholders on other shareholders of etrials.

9.	Please revise to clarify if the number of shares escrowed by etrials shareholders will be affected by the exercise of appraisal rights.

We have indicated in the section entitled “Merger Agreement” on page 71 that the number of escrowed shares will remain the same notwithstanding the exercise of appraisal rights.

10.	On page 76, we note the limitation that “holders of not more than 5% of the shares of etrials’ common stock, Series A preferred stock and Series B preferred stock outstanding immediately before the closing not having taken action to exercise their appraisal rights.” On page 156 you disclose that etrials’ shareholders are not allowed to vote and are entitled to appraisal rights and may demand such rights “within 20 days of the mailing of the notice.” We also note that the notice is mailed within 10 days of the effective date of the merger. Please revise to reconcile this disclosure with that on page 76. If etrials’ shareholders are entitled to 20 days, please revise to clarify how you will be able to ascertain the five percent threshold before the closing of the merger as disclosed on page 76.

We have revised the sections entitled “Questions and Answers” on page 13, “Summary of the Proxy Statement/Prospectus – Appraisal Rights” on page 23 and “Special Meeting of CEA Stockholders – Appraisal Rights” on page 53 of the prospectus to indicate that when the Company mails the proxy statement to its stockholders and the prospectus to the etrials stockholders, etrials will concurrently send notice pursuant to Section 262 of the Delaware General Corporation Law (“DGCL”) to the etrials stockholders who are entitled to appraisal rights. In addition, we have revised the section entitled “Appraisal Rights” on page 156 to indicate that notice may be sent out either before the effective date of the merger or within ten days thereafter, pursuant to Section 262 of the DGCL.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Expected Effects of Merger on Business of etrials, page 105

11.	We note the additional disclosure on page 105 in response to prior comment 49. Please revise to clarify if the two primary effects are the reasons etrials sought American Fund Advisors’ aid in raising additional capital. If so, please revise to discuss any research etrials has performed to determine its need for additional capital. To the extent there was a defined plan to use additional proceeds, such plans seem to extend to the proceeds to be received through this merger. In that event, please revise to discuss with more detail your plans with this trust proceeds after completion of the merger.

We wish to advise you supplementally that etrials’ dealings with American Fund Advisors involved a potential merger with another specified purpose acquisition company (“SPAC”) established by affiliates of American Fund Advisors and we have deleted the reference on Page 56 about looking for funding. etrials did not engage in a transaction with American Fund Advisor’s SPAC, because of potential conflict of interest issues with respect to a board member of both etrials and the SPAC organized by the affiliates of American Fund Advisors. The two primary reasons for considering a merger with American Fund Advisor’s SPAC were the same as for this transaction between CEAC and etrials: (1) to raise money for acquisitions of other companies and technologies and (2) to improve etrials’ balance sheet, which we believe will make etrials more attractive to customers. We believe no additional change in disclosure is required, because both these reasons and the use of proceeds are disclosed on Page 105. There was no other plan for the use of proceeds from the transaction etrials discussed with American Fund Advisors, as this was essentially the same type of transaction for the same purposes as the merger with CEAC.

12.	To the extent that the trust proceeds will be used for the satisfaction of outstanding liabilities, please revise to discuss such uses.

etrials does not intend to use any of the trust proceeds to pay down any debt. Any debt reductions are planned to come from operating cash flow.

The etrials Business, page 106

13.	Please revise to include your response to prior comment 64 in the prospectus to enhance investors’ understanding of etrials five categories of products.

We have revised the section entitled “The etrials Business” on page 107 of the prospectus to include language similar to our response to prior comment 64 relating to the five categories of products.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

14.	We note the additional disclosure on pages 108 and 114 regarding MiniDoc and the patent infringement case. Please revise to clarify if the property rights you acquired from MiniDoc are directly related to the patent infringement case. If so, please discuss the reasoning of acquiring the rights from MiniDoc instead of directly from PHT.

The rights to MiniDoc AB patents and intellectual property solely relate to the MiniDoc diary technology and its use globally, which pre-dated the PHT patents and covered MiniDoc diary devices and technology, which did not have direct modem capability to a central server. They do not directly relate to the patent infringement lawsuit with PHT Corporation. Accordingly, we have revised the disclosure in the section entitled “The etrials Business” on page 108 of the prospectus.

etrials entered into these agreements with MiniDoc AB for defensive purposes to give etrials patent protection for the MiniDoc technology that was used both internationally and in the United States by etrials from 1996 through 2003.

15.	If possible, please revise to quantify the future payments you will make to PHT as part of the patent infringement case settlement.

The Company has modified its disclosure on page 114 to clarify that future payments are based upon revenue derived by etrials, and on page 122 to include the first quarterly royalty payment to PHT for the quarter ended September 30, 2005 of approximately $21,000. The amount of future royalties to PHT cannot be readily determined since they are based upon certain percentages of diary related revenues which can vary based upon whether the diary revenues are generated from international or US based clinical trials.

Results of Operations, page 122

Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004

16.	We note that the increase in cost of revenues is partially attributed to accrual of $279,000 for amounts paid in the settlement of the patent infringement case. Please revise that with your disclosure that the net loss experienced is partially attributed to the settlement cost of $690,000.

We have revised the section entitled “etrials Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” on page 122 of the prospectus to clarify that the net loss experienced is partially attributed to litigation costs of $411,000 and settlement costs of $279,000.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Directors and Executive Officers, page 131

17.	We note throughout this section you disclose that various individuals have over a number of years of experience in certain areas. If you elect to retain references of experience outside of the of the five years required by Item 401 of Regulation S¬K, please revise to fully discuss such experience.

We have revised the section entitled “Directors and Executive Officers” on page 131 of the prospectus to remove the references to various individuals having over a number of years of experience in certain areas.

Beneficial Ownership of Securities, page 141

18.	We note your response to comment 84. Please revise to disclose the natural persons who exercise voting control over the shares held by entities that are not natural persons.

We have disclosed in the section entitled “Beneficial Ownership of Securities” starting on page 141 the individuals who exercise voting control over the shares held by entities that are not natural persons.

Appraisal Rights, page 156

19.	We note that etrials’ shareholders must demand appraisal within 20 days of the mailing of the notice. Since the timing of the response is dictated by the date of mailing, please revise to clarify if the demand is considered made on the date it is mailed.

We have revised the section entitled “Appraisal Rights” on page 156 of the prospectus to indicate that if an etrials stockholder demands in writing the appraisal of such holder’s shares, the demand is considered made on the date it is mailed.

Report of Independent Registered Public Accounting Firm, F-2

20.	We have reviewed your response to prior comment 86 and reissue our previous comment until resolved. We noted the December 31, 2003 financial statements of etrials Worldwide Limited, a wholly owned subsidiary were audited by other auditors. Please include the audit report issued by the other auditor covering this period, and file a copy of the auditor’s consent to the use of its report. Please refer to the guidance is Article 2-05 of Regulation S-X.

etrials engaged Ernst & Young LLP to audit the December 31, 2003 financial statements of etrials Worldwide Limited, which was completed subsequent to the filing of Amendment No. 1 to the Form S-4. As a result of this audit, the Ernst & Young LLP audit report on the

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

consolidated financial statements of etrials Worldwide, Inc. included in the filing of Amendment No. 2 to the Form S-4 has been revised to remove the reference to other auditors. Accordingly, we have not filed a copy of the audit report issued by the other auditors or the related auditors’ consent to the use of such report since Ernst & Young LLP has audited the December 31, 2003 financial statements of the etrials Worldwide Limited subsidiary.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition F-9

21.	We have reviewed your response to prior comment 87. Based on the fact that the hosting fees and services under the contract are not separate units of accounting (pursuant to EITF 00-21 as you have indicated in your response), please justify how your conclusion of recognizing the multiple deliverables of the arrangement separately, (i.e., hosting fees ratably over the hosting period and the services under the proportional performance method) is consistent with GAAP. Cite the specific authoritative literature you used to support your accounting treatment. Please revise or advise.

etrials provides the hosting services to its customers during the second and third stage of each clinical trial. etrials has historically allocated a portion of the contract value to the hosting services based on the hosting fees specified in each task/work order and deferred recognition of that portion until the commencement of the second stage in order to match the revenues with the timing of the hosting. The deferred hosting fees typically represent four to six percent of the total task order value as determined based on the separately negotiated hosting fees stated in the customer task/work order. The Company generally negotiates one task/work order for each clinical trial, which outline all deliverables for the entire clinical study and the consideration to be exchanged. Other than these hosting fees, all other revenues pursuant to the contract are recognized pursuant to the proportional performance method. Upon further analysis, we have concluded that separate evidence of fair value does not exist for purposes of designating the hosting fees as a separate unit of accounting and allocating revenues. Accordingly, we believe that while not materially different from our reported results, the application of the proportional performance method to the entire arrangement results in a more technically correct method of revenue recognition. We performed an analysis of the impact to revenues previously reported and determined that revenues for the year ended December 31, 2004 would have increased by approximately $62,000 ($73,000 when extrapolated to the entire population) had the hosting fees been recognized using the proportional performance method of revenue recognition. Our analysis included all client task orders with hosting fees recognized as revenue in 2004 and comprised approximately 85% of the total hosting fee revenues recognized for 2004. We also included in the analysis, the impact to the cumulative hosting revenues on these client task orders from contract inception through December 31, 2004. The 2004 annual and contract to date cumulative impact is less than one percent of cumulative revenues recognized. Accordingly, we have concluded that the impact is not material to the etrials’ consolidated financial statements included in the Form S-4.

In addition, we reviewed the other qualitative materiality considerations outlined in SAB 99, “Materiality” and concluded that the difference would not impair the judgment of a reasonable investor. On a prospective basis, we will recognize the total fees in the task order under the proportional performance method of revenue recognition. We have revised the revenue recognition footnote to remove the reference to the recognition of hosting fees ratably over the hosting period. We have also revised the tables on page 119 and in the revenue recognition footnote on page F-10 summarizing the components of the fees billed to our customers to break out the amounts billed as hosting fees separately.

22.	We noted from your disclosure on page 110 that the services and revenues under the master contracts are covered under separately negotiated project or task orders. Please clarify if the revenue for services that are recognized under the proportional performance method relates to each separate project or task order or the master contract.

As noted on page 110 of the Form S-4, etrials typically enters into master agreements with each customer, which include general terms and conditions that govern the relationship such as; term, warranties, insurance, regulatory authority, indemnifications, confidentiality, publications / announcements, limitation of liability, termination, non-solicitation, assignment, force majeure, entire agreement, notices, modification and waiver, severability, interpretation and headings, survival, dispute and arbitration, and applicable law. The master agreements do not contemplate the specific terms, deliverables, or the consideration to be exchanged for each clinical trial. The clinical trial for each specific drug protocol is subject to a separately negotiated and executed task or work order that specifies the scope of the study, deliverables, project time table, consideration for the services provided, etc. There is generally one task order per clinical trial and the revenue for services that are recognized under the proportional performance method relates to each separate project or task order and not the master contract. The revenue recognition footnote has been revised to clarify this matter.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Note 3. Acquisition of Araccel corporation. F-18 and F-19

23.	While we noted your response to prior comment 91, we also noted in the first paragraph on page 125 (your comparative analysis of 2003 versus 2002) that you acquired $2.9 million in contract backlog. Pursuant to SFAS 141 and EITF 02-17, it would appear to us that certain identifiable intangible assets (namely backlog, customer relationships, and customer lists) meet the criteria for recognition as an intangible asset apart from goodwill, regardless of the continuation of your customer relationship (i.e, even if your purchase or sales orders are cancelable). Please revise your financial statements and purchase price allocation to be consistent with the aforementioned guidance, or provide us with a more thorough analysis (citing the specific authoritative literature you used) justifying your accounting treatment.

In connection with the allocation of purchase consideration in the Araccel acquisition, we performed an analysis to determine whether any customer related identifiable intangible assets (e.g. customer lists, customer contracts, and customer relationship) had value based on the guidance outlined in SFAS 141, “Business Combinations,” including Appendix A to the statement. Based on a review of the relevant qualitative factors and a quantitative analysis performed by an independent third party valuation expert, we concluded that such identifiable intangible assets did not have any value as of the date of acquisition. The following documentation details the qualitative and quantitative factors considered by management for each type of customer related intangible asset.

Customer list – The potential market is well known to every competitor; it consists of every company wishing to market a product subject to clinical trials. The largest customers have numerous trials going on at the same time, and each trial has a separate task or work order which is individually bid and negotiated. Given the transparency of the customer base and the transactional (rather than relationship) nature of the industry, the customer list has no value to market participants. Furthermore, as noted in the table below, Araccel had only one material customer at the time of the merger, namely Pfizer, Inc. (representing 47 percent of backlog) which had only one material contract with Araccel utilizing its fax/scan and electronic patient diary technologies. The agreements between Araccel/etrials and Pfizer included Confidentiality Agreements, a Master Services Agreement (“MSA”) and specific project/work orders which are addendums to the MSA. The terms of these agreements provide that no disclosure of the relationship or assignment of any project/work order can occur without the prior written consents of the other party. EITF 02-17 provides that an acquired customer list would not meet the capitalization criteria if the terms of “confidentiality or other agreements prohibit an entity from selling, leasing, or otherwise exchanging information about its customers.” Since the terms of the Araccel agreements with customers met the exclusion criteria of EITF 02-17, the Company assigned no intangible asset value to the acquired customer list.

Customer contracts/backlog – These assets include licensing agreements, permits, franchises, and various other contractual arrangements. Among the contracts which existed at the date of acquisition was a backlog of services of approximately $2.9 million to be performed by Araccel. The following summarizes the Company’s backlog as of the date of the acquisition by customer:

Araccel Contract Backlog As of January 30, 2003 Customer	TOTAL
Actelion	$741,620
Astra Zeneca	48,904
Baxter	60,692
Barr Labs	367,694
Collagenex	12,041
Duke Clinical Research	302,589
Pfizer	1,348,584
$2,882,124

Normally, the incremental cash flow generated from these contracts would be calculated and present valued to determine the value of the contracts. However, based on the outlook of the business at the acquisition date, there was no marginal cash flow expected from those contracts in the hands of Araccel due to its high cost structure. As such, management concluded that there was no value to contractual backlog as of the merger date based on the Araccel cost structure. However, in order to support the conclusion that there was no material value to the contract backlog under the expected cost structure of the combined etrials/Araccel entity, the independent third party valuation expert conducted an analysis to demonstrate the incremental free cash flow contribution based on the expected outlook of the business. The contract backlog of Araccel at the date of the merger was expected to be recognized ratably as revenue during 2003 and 2004. The following summarizes the results of this analysis.

Araccel Contract Backlog Analysis As of January 30, 2003 Forecasted Revenue and Net Income Impact	2003	2004	TOTAL
Acquired backlog earn out	1,441,062	1,441,062	2,882,124
Costs of services	(792,584)	(792,584)	(1,585,168)
R&D maintenance and support on software	(72,053)	(72,053)	(144,106)
G & A required for services delivery	(417,908)	(417,908)	(835,816)

Net impact of Araccel backlog before contributory charges	158,517	158,517	317,034
Tax impact	(63,407)	(63,407)	(126,814)

Net income before contributory charges	95,110	95,110	190,220
Other contributory costs not included above:
Contributory charge for working capital	5,604	5,604	11,208
Contributory charges for technology utilized	109,969	74,738	184,707
Contributory charges for plant and equipment	33,476	16,465	49,941
Contributory charge for assembled workforce	14,132	9,604	23,736

	163,181	106,411	269,592

Net income after contributory charges	(68,071)	(11,301)	(79,372)
Add back depreciation allocated in costs above	108,944	108,944	217,889
Deduct pro-rata capital expenditures	(30,547)	(35,590)	(66,137)

Net free cash flow from Araccel backlog	10,326	62,053	72,379
Present value factor	0.894427	0.715542
Present value of net free cash flow	9,236	44,401	53,637

The assumptions used in the table reflect the expected costs of services and general and administrative (“G&A”) costs allocated to the backlog based on the synergies expected from the combined entity that was expected at the date of the merger. Legal and other professional costs were deducted from G&A costs to arrive at the projected percentage of G&A costs to expected 2003 revenues. G&A cost details are provided in the table below. Both costs of services and G&A costs only include their pro-rata share of overhead costs allocated based upon their respective number of employees to total employees. Only the maintenance and support R&D costs were included in the analysis.

etrials Worldwide, Inc. Expected G&A Expenses	Detailed G&A Costs
Personnel	$290,090
Travel	22,136
Facilities	22,030
Professional fees
Administrative (includes telecommunication, supplies, internet, insurance, etc.)	50,109
Depreciation	33,543
Total	$417,908

As a result of the qualitative and quantitative analysis summarized above and the fact that the acquired backlog generated no material amount of positive cash flows for etrials, we concluded that the acquired contract backlog of Araccel had no material value based on a quantitative analysis using the cost structure of the acquired entity and the synergies expected of the combined entity.

Customer Relationships – In addition to the current backlog, there was an expectation that the existing customers would purchase future services with etrials as a result of its relationship with Araccel. Similar to the backlog analysis, the independent third party valuation expert prepared an analysis of the customer relationship intangible to quantify the cash flows that would be generated by its customers over their expected life. As noted in the table above, the Company had seven customers as of the date of acquisition. However, all the customers, except Pfizer, were using Araccel technologies which upon the completion of the existing task orders were being discontinued and thus management concluded there would be no continuing relationship. In fact, these customers have not executed any new task orders with etrials subsequent to the date of acquisition. Accordingly, we analyzed the Pfizer business relationship to determine whether there was any value at the acquisition date. Based upon our understanding of the facts and circumstances of the Araccel business and relationship with Pfizer, we did not expect the life of the Pfizer relationship to be greater than five years. The independent third party valuation expert and etrials considered the following factors when analyzing the expected life and potential value of the Araccel customer relationships.

1)	Past customer experience – Araccel began business in 1995 in its UK subsidiary and 1996 in the US. It began as a subsidiary of MiniDoc AB, a publicly traded Swedish company. MiniDoc AB has a proprietary patient diary device which was the sole product of the company. The MiniDoc diary was utilized by its clients to collect patient clinical trial data. MiniDoc recognized revenues by providing its MiniDoc devices, technology and related services to its clients on a global basis through its subsidiaries. The primary business of Araccel from inception through July 2002 was providing services related to the MiniDoc device and technology. In April 2000, MiniDoc acquired Technilogix which provided a new technology which was called the Araccel Solution Platform, a new electronic data capture (“EDC”) technology which was not completed for customer use until early 2001. Araccel revenues declined substantially from 2001 to 2002 due to the technology transition noted above. Its revenues from the MiniDoc technology were declining due to it being over 10 years old and customers had informed the company that they no longer wanted to use the MiniDoc technology. Araccel had not been able to create any sales momentum with either its new diary or EDC technologies. At the date of the merger, Araccel had 47% of its contract backlog with one contract with Pfizer which utilized the new Araccel technology. As noted above, the other 53% of the contract backlog represented customers utilizing discontinued technologies and they were not expected to continue as customers once their clinical trial projects ended which has proved to be accurate. Its other customers were utilizing either the older MiniDoc technology or the Araccel EDC platform (which was being discontinued in favor of the etrials EDC technology which was more proven and had greater customer acceptance). Etrials determined that since there was limited customer experience with the new Araccel technologies that the past experience with the MiniDoc technology had no material impact on the valuation of the customer relationships.

2)	Industry technology transition – The pharmaceutical and biotechnology industries have been slowly adopting eClinical technologies within the clinical trial process. At the date of the merger, the industry was at less than a 10% adoption rate of utilizing eClinical technologies in clinical trials. Pfizer in particular had limited experience with newer diary technologies and had some negative experiences with some of the competitive diary products. Accordingly, until Pfizer and the industry gained greater experience with eClinical technologies, the industry adoption rate was uncertain on the date of the merger.

3)	Araccel technology transition – As noted above, Araccel technologies were recently developed and had limited customer acceptance. Due to the transition of its diary technologies from MiniDoc diaries to its new diary technology, Araccel had to rebuild customer acceptance of its technology.

4)	Competition – Due to the transition of Araccel diary technology in 2002, Araccel faced new competitors with substantially greater financial resources who had new diary technologies based upon the Palm platform which had gained a competitive advantage over the older MiniDoc diary technology. The introduction of the newer Araccel diary technology faced a much greater level of competitive offerings then had its older MiniDoc technology.

5)	Financial stability – One factor used by potential customers in evaluating new technology vendors is the financial stability of the vendor. Large customers such as Pfizer routinely perform audits of both operational SOPs and financial statements of vendors. Pfizer had communicated with Araccel employees that Araccel’s financial condition limited the amount of new business which could be awarded to Araccel.

Based on the discussion above, we concluded that as of the date of the merger, the expected life of the Pfizer relationship was approximately five years. Similar to the backlog analysis, etrials had the independent third party valuation expert to perform a quantitative analysis of the impact of potential future business from Pfizer, which was the only material customer relationship which existed at the date of the merger. Pfizer had one contract in place which included their first use of the Araccel diary technology. The analysis (refer to Exhibit I) analyzed the potential revenues from new business from Pfizer during the period of 2003 – 2007 (a five year period) and the related costs of performing the business utilizing the company projections of future revenue growth and overall costs. This analysis showed due to the limited profitability of the business that the present value of the future cash flows from Pfizer was negative.

As a result of the qualitative and quantitative analysis noted above, the Company concluded that there was no material value to the Araccel customer relationships as of the date of the merger.

Exhibit 1 Pfizer New Business Analysis	2003	2004	2005	2006	2007
Total company revenue	$8,255,667	$12,147,305	$16,484,538	$20,518,686	$23,448,971
Less business purchased	1,441,062	1,441,062	—	—	—
Projected total new business	6,814,605	10,706,243	16,484,538	20,518,686	23,448,971
Revenue growth		47%	36%	24%	14%
New Pfizer business	500,000	735,000	999,600	1,244,149	1,430,771
New Pfizer business to total new business	7.3%	6.9%	6.1%	6.1%	6.1%
Total new business to total business	82.5%	88.1%	100.0%	100.0%	100.0%
Total Pfizer new to total business	6.1%	6.1%	6.1%	6.1%	6.1%
Total Araccel expenses	3,657,500	4,096,400	4,587,968	5,138,524	5,755,147
Total etrials expenses	5,486,250	4,915,680	4,358,570	4,110,819	4,028,603

Total expenses	9,143,750	9,012,080	8,946,538	9,249,343	9,783,750
Total cash expenses	7,688,949	7,887,912	8,000,870	8,256,275	8,933,750
Cash expenses after direct costs	3,973,899	2,421,625	582,828	(977,133)	(1,618,287)
Contributory charges	929,000	663,382	411,306	303,466	219,988
Total direct costs of service delivery	0.45	0.45	0.45	0.45	0.45
Total research and development	0.18	0.17	0.16	0.15	0.15
Total selling and marketing	0.25	0.24	0.23	0.22	0.21
Total general and admin	0.25	0.23	0.21	0.19	0.17
Total non cash	1,454,801	1,124,168	945,668	993,068	850,000

Capital expenditures	(175,000)	(300,000)	(500,000)	(600,000)	(685,686)
New revenue from Pfizer	500,000	735,000	999,600	1,244,149	1,430,771
Cost of delivery	225,000	330,750	449,820	559,867	643,847
Research and development	90,000	124,950	159,936	186,622	214,616
Total selling and marketing	125,000	176,400	229,908	273,713	300,462
Total general and admin	125,000	169,050	209,916	236,388	243,231

Total cash expenses	565,000	801,150	1,049,580	1,256,590	1,402,156

Total operating profit before contributory charges	(65,000)	(66,150)	(49,980)	(12,441)	28,615

Contributory charges	56,264	40,139	24,941	18,401	13,423

Operating profit (loss)	(121,264)	(26,011)	(25,039)	5,959	42,038
Add back allocated non-cash	88,109	68,020	57,344	60,215	51,864

Cash flow before capital expenditures	(33,155)	42,010	32,305	66,174	93,902
Capital expenditures	(10,599)	(18,152)	(30,319)	(36,381)	(41,838)

Cash flow before tax benefit	(43,754)	23,858	1,986	29,793	52,064
Taxes	—	—	—	(4,753)	(20,826)

	(43,754)	23,858	1,986	25,040	31,238
Present value factors—half year convention at	84.52%	60.37%	43.12%	30.80%	22.00%

Present value of annual cash flow—pretax	(36,979)	14,402	856	7,712	6,872
Net present value	$(7,135)

CEA Acquisition Corporation Financial Statements

Note 3. Offering, F-45

24.	We note the amended disclosure on F-45, including your estimate of volatility (10.57%) in determining the fair value of the UPO. Please tell us how you determined the volatility assumption and why you believe this factor provides a reasonable volatility estimate for your company.

The fair value of the UPO was estimated as of the date of grant using an expected volatility of 10.57%. Supplementally, the volatility calculation was based on the actual unit price volatility of NationsHealth, Inc. (formerly Millstream Acquisition Corporation) (“NH”). The Company believes that using the volatility of NH’s trading history through the date of grant is appropriate given that between August 2003 and the date of grant, NH was the only blank check company of similar nature to the Company that completed an initial public offering. As the Company’s business objective was to acquire an operating business in the entertainment, media and communications industries, the Company believes using a more specific volatility factor (for instance, the trading history of a company in one of such industries) would be inappropriate as such volatility would not be indicative of the Company’s future trading volatility following a business combination if the Company consummated a business combination in one of the other industries. Furthermore, because the Company was a blank check company, the Company does not believe that comparing the Company’s future potential trading volatility to another company that has a specific line of business would be appropriate. Accordingly, the Company believes that the volatility assumptions used in valuing the UPO are appropriate.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Supplemental response regarding prior comment 6.

In response to the Staff’s questions concerning how etrials’ business relates to a company in the media, entertainment or communications industry, we refer you to the prospectus summary of the Company’s Registration Statement on Form S-1, which explains that voice and data transmission services, as well as interactive multimedia software, are encompassed in the communications industry. The prospectus states that the Company may consider a target business in any segments of such industries. Further, the prospectus specifically indicates that it intends to focus on companies in the voice and data transmission-related segments of the communications industry, among others, and that the Company is not limited to these segments and may find acquisition candidates in other segments of the communications industry.

etrials’ business is part of the communications industry, as its business is data transmission services utilizing software. etrials software collects and transmits data through various communications vehicles such as computers, phones, PCs or hand held devices from sites that are participating in clinical studies.

As a result of the their role as General Partner or Co-General Partner in eight private equity funds, the Company’s executive officers have extensive experience in communications, software development and distribution and information management companies. The funds are domiciled in the United States, Western Europe, Central Europe, Asia, Australia and Latin America. Harold Ewen, who is currently a special advisor to the Company and who will become a member of the Company’s board of directors upon consummation of the merger, heads the group responsible for these funds and sits on the Board of Directors and investment committee for each of these funds. Donald Russell, a current director of the Company who will continue as a director upon consummation of the merger, is a member of the board and investment committees of the US funds. Rick Michaels, currently Chairman of the Company, also sits on a number of the fund’s boards.

The role played by the Company’s current executive officers in the respective funds include assistance to fund personnel in sourcing, analyzing and reviewing the results of the funds’ investments.

The funds’ investments in these sectors are:

US:

MediaBrains, Inc.

MediaBrains is an application service provider of online directories and reader lead generation services for both print and online business-to-business (BtoB) publishers. MediaBrains serves publishers and product marketers by providing interactive solutions that enable buyers and sellers of both products and advertising to conduct and track business transactions more effectively online.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Participate Systems, Inc.

Participate Systems, Inc. delivers full community solutions (software and services) to two primary markets: sales force productivity and customer service. The software is an expertise location and management/online community platform that enables users within a sales ecosystem to have their questions routed to the member within the ecosystem with the knowledge to answer the question. The software allows customers to customize any type of escalation, approval, or notification process. Participate also provides its customers with Active Management Services to provide outreach, monitoring, and measurement of its solution on a monthly basis.

SIRSIDynix Corporation

SIRSI Corporation is a leading provider of automated software systems for libraries worldwide. Currently SIRSI has an installed base of more than 2,300 systems serving over 8,300 libraries for such prominent customers as Stanford University, FedEx, the U.S. Department of Labor and the World Health Organization.

StarCite, Inc. (formerly b-there Corp)

StarCite , Inc. is a technology and services business serving the estimated $300 billion global meetings and event industry. StarCite, Inc. offers a comprehensive suite of e-Products consisting of software and services to the meeting and events industry that drive efficiencies and cost savings to both corporate buyers and suppliers.

Pathlore Software Corporation

Pathlore Software Corporation is a provider of corporate online learning systems and services that are encompassed within its comprehensive learning management system. Pathlore also offers a broad range of comprehensive services for the successful implementation of its LMS software, which includes custom content development, strategic and implementation consulting, product training and ASP hosting.

Surgient Networks, Inc. (ProTier)

Surgient, Inc. provides software and related services to independent software vendors (ISV’s) and technology integration firms. Surgient’s software automates the provisioning and management of application servers, particularly where there is transitional usage of those resources. Surgient’s solution is targeted for use in software demonstrations/evaluations, quality assurance/testing and technical training. The company’s solution incorporates “virtualization”

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

software to enable customers to reduce investment in physical server hardware while driving down the labor intensive operating costs of application server management.

EUROPEAN:

Internet Network Services

INS is a provider of high-end Internet access solutions to a primarily corporate customer based in the UK. INS develops its own software protocols and hardware installations, and is a cornerstone investor of LINX (the London Internet Exchange), the UK’s main Internet connection point.

Samba Digital Media B.V.

Samba Digital Media s.r.o. addresses demand for full service high-end Internet solutions in the Czech Republic. Samba provides the following solutions for corporate customers: Internet strategy development, branding and design, database engineering, web production and web hosting, and applications development.

Netcentrum S.R.O.

NetCentrum, s.r.o. develops software for commercial Internet applications and has launched a horizontal portal which is now the company’s core business. The company launched a similar portal in Slovakia.

Yellout AG

Yellout AG was formed to create a reverse marketplace for services and non-commodities that connects consumers to online and offline merchants who then compete for their business in more than 500 service categories. It is the European counterpart of the US marketplaces. Yellout launched its website in January, then relaunched in March and October 2000. Yellout leveraged its business fundamentals to create a B2B marketplace.

DCI AG

DCI developed an online B2B reverse auction bidding platform to leverage its existing content and client base. Resellers submit hardware needs and a DCI database matches the customer to each prospective distributor’s client number, identifying key delivery and financing terms of the customer. Another database matches the product request with the distributor’s supply. Collectively, the two databases automate the bidding process, completed once a reseller accepts a reverse offer. Subscribers continue to receive a paperback catalogue and can look at completed trades.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Media! AG

Media! AG provides the full digital media chain from media concepts, TV- and movie productions to online distribution, large-scale display technology and film rights brokerage. Specifically, Media! AG provides broadcast and presentation technology for blue chip shareholder meetings as well as sports and music events. Media! AG co-developed and exclusively licensed the modular multimedia display system Mediawall 2000, which is based on SMD LED technology.

UB Media AG

UB Media is a specialty publisher for environmental law gazettes. The original product was a reference binder, with periodic inserts to update a client’s existing reference set. The information was converted into a SGML database, which is now distributed by CD Rom. The periodic updates are delivered via the Internet.

ASIAN:

PlanetLingo

PlanetLingo is a Los Angeles-based Internet language education company with an Asian presence which provides interactive conversational learning opportunities to non-native speakers learning to speak English. In addition, the product helps native speakers acquire reading and writing skills. The company’s web-enabled software applications provides users with an interactive and scaleable learning system that teaches reading and conversation skills.

Youngjin.com

Youngjin is the leading IT courseware and training content publisher in South Korea. To date, Youngjin has built a library of over 1,000 titles, comprising textbooks for IT certification exams, reference manuals for computing, mobile, and Internet technologies; and teaching/curriculum courseware in IT educational institutions. Youngjin also runs a highly successful e-CRM program with 600,000 members and a profitable e-commerce website.

Litespeed Education Pte Ltd

Litespeed Education Pte Ltd (“Litespeed”) is an e-learning solutions provider seed funded by an incubator sponsored by the Singapore Prime Minister’s Office. Litespeed developed a suite of on-line interactive platform technologies that diagnose student weaknesses in the learning process and intelligently prompt remedial tutoring.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Visual WEB Solutions

Visual Worldwide Electronic Banking Solutions Inc. (VW) is a proprietary wholesale banking solutions provider with a development center in India, regional headquarters in Singapore and the head research and development office in the United States. It has two major product lines, (i) an Internet-enabled suite of trade finance, bill settlement, cash management, security custody and Bolero-based e-bill presentation/payment solutions; and (ii) a secured plug-and-play Java-based enterprise communication platform enabling inter-system connectivity and interoperability.

AUSTRALIAN:

LibertyOne

LibertyOne (LIB) is the holding company for a group of integrated multimedia communications based companies. LIB’s core areas of business are on-line advertising; promotions and marketing; consultancy and strategic planning; closed user group and web design and development; and on-line publishing.

Looksmart

Looksmart Limited (Looksmart) is a Delaware-incorporated Internet directory and portal company founded by Australians, Evan Thornley and Tracey Ellery. Looksmart provides core search results for portals, ISPs and search engines, through the creation of listings for its direct customers in the Looksmart Directory and through advanced search of this directory.

IMSG (formerly FreeOnline.com.au) & Sharinga

IMSG is a holding company with interest in two companies: Sharinga Networks, Inc., a US based technology company, and FreeOnline Australia, a Melbourne-based company offering a suite of Internet Service Provider (ISP) access products, the base of which is conditionally free access to the Internet. Sharinga Networks is the developer, owner and distributor of a core technology allowing controlled access to the Internet for large groups and is owned 25% by Concert (a JV between AT&T and BT). FreeOnline Australia has an exclusive license to the technology in Australia and operates a free (or quasi free) retail ISP.

Astracon, Inc.

Astracon was formed to commercialize “Connection Manager”, a broadband telecommunications management software product. Connection Manager was developed over a number of years by CITR, a company formed when the University of Queensland spun off its Centre for Information Technology Research.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

Seek Communications Pty Ltd.

Seek is the current market leader in the Australian Internet employment classifieds sector. The company’s strategy centers on being a primary beneficiary of the rapid migration of classified advertising expenditure from print media to the Internet.

Red Sheriff Pty Ltd.

Red Sheriff is a Sydney-based company that offers a suite of products and services focused on auditing and reporting on the effectiveness of web sites on the Internet. It sells a selection of its products to most of Australia’s highest-trafficked web properties, including Telstra BigPond, Newscorp, Fiarfax, ninemsn, Ozemail and Excite Asia Pacific.

In addition, Donald Russell has been privately involved (outside of the funds) with the following companies in the software sector:

CableSoft, a software company located in Boston providing software to the cable television industry where he was Chairman of the Board for a period of time.

PowerCerv, a Tampa-based enterprise software company selling software in the US and abroad where he served as a Board Member.

Peter Collins, a current director of the Company who will continue as a director upon consummation of the merger, has been a principal in private equity funds for over ten years, over which time he has been responsible for sourcing, evaluating and making investment decisions involving numerous software development and distribution and information management companies, including the following:

Hiway Technologies

Prior to its sale to Nippon Telephone & Telegraph (NTT), Hiway Technologies was the world’s largest shared-server Internet web hosting company. The company hosts over 1,000,000 web sites for small and medium-sized businesses. In addition to individual companies, Hiway does private label OEM web-hosting for several of the Regional Bell Operating Companies (RBOC’s) and other tele-communications and cable companies.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

AnswerThink Consulting

AnswerThink Consulting (Nasdaq: “ANSR”) was formed by several former leaders in the IT consulting practice of KPMG Peat Marwick and incorporated in April of 1997. The company is a rapidly growing provider of knowledge-based consulting and information technology (IT) services to Fortune 1000 companies and other sophisticated buyers. The company addresses its clients’ strategic business needs by offering a wide range of integrated services or solutions, including benchmarking, process transformation, software package implementation, e-commerce, technology architecture and integration.

World Wide Packets

World Wide Packets designs, manufactures and sells optical network equipment that provides an obsolescence-proof solution for the last mile problem. World Wide Packets’ Ethernet to the Subscriber™ (ETTS™) solution leverages the ultra-high capacity of fiber with the universal IP protocol, and the simplicity of Ethernet. The coming revolutions in entertainment, e-business, e-commerce, distance education and e-living™ will require solutions beyond DSL and cable modems. World Wide Packets has a solution will facilitate these revolutions.

Robert Moreyra, who is currently a member of the Board of Directors of the Company has almost twenty years of senior management and investment banking experience, over which time he has dealt with numerous software development and distribution and information management companies, including the following:

Digital Lightwave, Inc.

Digital Lightwave develops, manufactures and distributes optical communications equipment. A significant portion of its products are software (firmware) based, and its clients include the largest communications companies and distributors in the world.

Dynacs, Inc.

Dynacs is a software development and information services company focused on the Federal government’s aerospace program. Mr. Moreyra’s experience with the company includes being the lead investment banker in underwriting a proposed initial public offering, mezzanine financing and sale to a Canadian public company.

Mr. John Reynolds

Securities and Exchange Commission

January 6, 2006

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Sherie B. Rosenberg
Sherie B. Rosenberg

cc:	J. Patrick Michaels, Jr.

Donald Russell

Robert Moreyra

Harold Ewen

Brad Gordon

John K. Cline

James W. Clark, Jr.

Mark Jewett

James Verdonik, Esq.

Amalie Tuffin, Esq.